January 7, 2005

Mail Stop 0409

Blair D. Koblenz
Executive Vice President and Chief Financial Officer
Cole Credit Property Trust II, Inc.
2555 East Camelback Road, Suite 400
Phoenix, Arizona 85016

Re:	Cole Credit Property Trust II, Inc.
	Registration Statement on Form S-11
	Filed on December 9, 2004
      File No. 333-121094

Dear Mr. Koblenz:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-11

General

1. We note that it appears you are offering shares of common stock up to an amount of the first $25,000,004 at one price, $9.75, while you are offering the remaining $424,358,970 in share at another price, $10.00. Your offer of the same securities in the same offering at a later date and for a different price appears to constitute a delayed offering under Rule 415(a)(x). Since you are not S-3 eligible it does not appear that you may make a delayed offering. Please revise or advise.

2. We note the inclusion of red herring language in the cover page.
Supplementally advise the staff whether you have circulated the prospectus.

3. Please provide supplementally copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the staff`s review of those items.

4. We note your descriptions on page 130 of certain acknowledgements to be made by your investors per the Form of Subscription
Agreement
attached as Exhibit B. Please revise your subscription agreement to contain a separate bold face legend stating that, by signing the subscription agreement, your investors are not waiving any rights that they may have under the Securities Act.

5. Please note that any sales literature that is to be used in connection with this offering must be submitted to us supplementally prior to use, including sales literature intended for broker-dealer use only. We note your disclosure on page 135 and request that you please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, with your next filing. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

6. Refer to the disclosure concerning your share repurchase program on pages 119-120. Supplementally, please provide a detailed analysis regarding the applicability of the tender offer rules to the share repurchase program. Refer to Rule 13e-4 and Regulation 14E of the Exchange Act. We note that on page 8 you state that you will redeem shares on a pro rata basis, but on page 120 you indicate that you will redeem shares both on a pro rata and first-come first-served basis. Please revise and supplementally tell us which of the two methods you intend to use.

7. It appears that you may repurchase shares under the share repurchase program during the offering period of the shares being registered under this registration statement. Please tell us supplementally how the repurchase of shares will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M.
Supplementally, please advise us as to whether you will file an application for exemptive order regarding Rule 102 of Regulation M with the Division of Market Regulation. Refer to the following No-Action Letters: Inland Western Retail Estate Trust, Inc. (August 25,
2003), T REIT, Inc. (June 4, 2001), CNL American Properties Fund, Inc. (August 13, 1998).

8. Please revise throughout to briefly describe what you mean by the term "investment grade" and when you refer to a "de minimis" amount of trading.

9. Please revise to include the information required by Item 101, 102, 103 and 404 of Regulation S-K.


Prospectus Cover Page

10. Please revise the cover page as follows:

* Remove the reference to Cole Capital Corporation at the bottom of the cover page;
* Consider revising to present the risk factors in a two-column format;
* Remove the cross-references to "Plan of Distribution" which appear in the second paragraph and below the table;
* Omit the second and third sentences in the introductory paragraph;
* Omit the paragraph that begins: "[t]he use of projections..."
It
does not appear to be required by Item 501 of Regulation S-K. Similarly, omit the notes that appear below the table; and
* Move the last paragraph which contains key information about the offering to the top of the cover page, revise to state that funds will be returned "promptly" and discuss whether you intend to extend the offering.

11. The cover page risk factors should concisely highlight the most significant adverse effects related to the offering and should be quantified to the extent possible. At a minimum the cover page should include a discussion of these additional risks:

* that you may make distributions that include a return of capital and may need to borrow to make these distributions;
* that you may fail to qualify as a REIT; and
* that your ownership limitations limit ownership to no more than 9.8% of your outstanding stock.

12. Briefly revise the cover page risk factors as follows to describe:
* Bullet 1: that no public market may ever exist,
* Bullet 2: that investors will be unable to evaluate the economic merit of investments or how the proceeds are to be invested and there may be substantial delay in receiving a return on investment,
* Bullet 6: the substantial conflicts among you, your sponsor and advisor such as the fact that your CEO and Chairman who owns 100% of the Advisor, Dealer-Manager, Property Manager, that the Advisor and your affiliates may compete with you and acquire properties equally suitable to your investment objectives.

13. The risk factors here, in the summary and in the risk factors section, should be presented in order of materiality, with risks relating to an investment in Cole Credit Property II, Inc. preceding more generic risks. For example, it appears that the blind pool nature of the offering and the conflicts of interest should be placed among the top risks. For guidance purposes, see Securities Act Release 33-6900. Please revise.

14. We note your disclosure on page 130 concerning shares purchased by affiliates. Please revise to disclose the number of shares that may be purchased by affiliates and supplementally tell us whether you will count these purchases toward reaching your minimum 250,000 share offering amount. If so, we will have further comments. Further, describe the conflicts of interest and risks in connection with the purchase of shares in this offering by affiliates.

15. Revise the last paragraph to disclose whether or not potential investors will receive interest on their investment while funds are held by the escrow agent.

16. Please revise your disclosure to clarify as stated on page 58 that Cole Capital Corporation is a member of the NASD. Further, if
Cole Capital Corporation or any other affiliated broker-dealer intends to be a market-maker with respect to the securities being registered, such market-making activities require registration because of the unavailability of the Section 4(3) exemption to an affiliate. Registration can be accomplished by referencing the market-making transactions on the cover page of the registration statement and including appropriate disclosure concerning the possibility of such activities in the prospectus. The broker-dealer would have continuing prospectus delivery requirements.

17. Please revise to disclose the transfer agent and tell us whether it is a registered transfer agent.

Suitability Standards, page 1

18. Please revise so that the suitability standards appear immediately after the cover page. Refer to Item 2. of Guide 5.
Include any state suitability standards.

Questions and Answers About This Offering, page 1

19. The Q&A and Summary sections as written are lengthy and do not provide investors with a clear, concise and coherent "snapshot" description of the most significant aspects of the offering. Please revise these two sections to provide a brief overview of only the most salient aspects of the transaction deleting any duplicative disclosure. For guidance, refer to Item 503(a) of Regulation S-K and part IV.C.  of Securities Act Release No. 33-7497.

Q: Are there any risks involved in an investment in our shares?, page
2

20. Please revise your summary risk factors to disclose that your board of directors has the authority to designate and issue one or more classes or series preferred stock without shareholder approval that include superior rights and privileges, which could include superior dividend rights in such a manner that none of your REIT common shareholders would receive any distributions. We note your disclosure regarding preferences and rights as to dividends for holders of preferred stock as described in your "Description of Shares" section on page 112.




Q: What steps do you take to make sure you invest in environmentally compliant property?, page 5

21. Please revise here and on page 76 to disclose that Phase I environmental assessments do not reveal all environmental hazards.

Q: If I buy shares, will I receive dividends and how often?, page
6

22. Please modify your "Dividend Policy" disclosure to refer to dividends as "Distributions" or a "Distributions Policy" section. Further, please precisely address your plan and timing for distributions for the registrant`s shareholders. Specifically, disclose the estimated time from the closing date rather than after commencement of operations that an investor might have to wait to receive distributions. Refer to Item 3.A.(iv) of Guide 5. Also, throughout your disclosure including page 18 and 116 where you disclose that if you fail to make distributions you will not be able to qualify as a REIT, discuss your policy of borrowing, issuing additional securities or selling assets to make such distributions, how these borrowings may decrease cash available and how these may constitute a return of capital. Further, clarify why you believe you will only need to borrow due to timing differences. Refer to Item 3.A.(iv) of Guide 5.

Q: How long will this offering last?, page 7

23. Please revise to clarify, here and elsewhere, what you mean by "renewing the registration statement."

Prospectus Summary

Estimated Use of Proceeds of Offering, page 12

24. Please revise to include a tabular summary.  Refer to Item
3.B.
of Guide 5.

Organizational Chart, page 14

25. Please revise the organization chart on page 14 to reflect the ownership percentages of each entity on both an economic and voting basis, if they differ, in the table rather than by footnote other
than footnote (1).   Consider including a box to represent the
public
investors who will acquire the registered shares. Please also revise to include an organizational chart under Conflicts of Interest on page 66. Refer to Item 5.B. of Guide 5. Please also describe the business relationships that Cole II may have with each entity.

Compensation to Cole Advisors II and its Affiliates, page 16

26. Please revise, here and on pages 60-64, as follows:

* Please revise to clarify who receives each fee or payment;
* For each fee that is not determinable at this time, please revise to state whether there are any limitations or caps on these payments;
* For fees in which you disclose the caps as "up to" a certain percentage, please also revise to describe how the fee will be calculated; and
* Regarding the property management fee, please describe how you will determine market-based leasing commissions and whether fees are similar to amounts paid to nonaffiliates.

27. Please revise your compensation table here and on pages 60-62 to add a column to include payments based on both a minimum offering and maximum aggregate offering amount basis.

28. Please describe whether the advisor, dealer manager or any affiliates will be paid in cash or may receive property and/or OP Units and/or Cole REIT II shares for these services. Further, if this is your policy to allow payment via non-cash compensation, please state whether sales of these securities will be restricted, and if so, for how long.

29. We note your disclosure on page 18 and 62 that after stockholders receive a 7.0% annual cumulative, non-compounded return, your advisor will receive a 15% incentive distribution in the form of net sale proceeds or fee. This disclosure may appear to be projecting a 7% return for investors. Please revise to clarify that you cannot assure investors of this 7% return and that you have disclosed the return solely as a measure for your advisor`s incentive compensation.

Listing, page 18

30. We note your disclosure throughout conveying that you do not presently intend to apply for listing on a stock exchange or
quotation on the NASDAQ.   Please revise to provide balancing
disclosure as to your present intent, if true, not to apply for listing, and that in the future, there may be no public market for shares of your common stock.

Share Redemption Program, page 19
31. Supplementally explain what impact, if any, your share redemption program will have on your accounting for the shares to be issued in this offering. Tell us how you considered SFAS 150 in your determination of the appropriate accounting treatment for such shares or tell us the specific accounting literature you applied.

Risk Factors, page 21

32. We note that on page 81 you state that you may participate in a tenant-in-common program to obtain favorable tax treatment under
Section 1031.  Please revise to discuss the risks associated with
Section 1031 tenant-in-common transactions.


Risks Related to an Investment in Cole REIT II, page 21

33. For each risk regarding property acquisition, such as the second risk factor on page 21, please clarify that you do not currently own any properties or have any operations, financing or investments.

Cole Advisors will face conflicts of interest relating to joint ventures, which could result in a disproportionate benefit to the other venture partners at our expense, page 25

34. Please revise, here and on pages 5 and 76, to discuss the risk that you may have liabilities that exceed the percentage of your investment in the joint venture and that you may be bound by the decisions of your co-venturer.

If we are required to register as an investment company under the Investment Company Act, we could not continue our business, which may significantly reduce the value of your investment, page 28

35. We note your disclosure on pages 74-81 listing investments other than single tenant commercial real estate in which you may invest, such as certain types of second and third mortgage loans, joint ventures, wraparound loans, and participations. Based on your selection of investments, please revise your risk factor disclosure to describe whether the Investment Company Act may limit the amount of these assets that you may acquire. Please revise to include specific disclosure naming your specific exception from registration under the Investment Company Act and the percentage limitations you may need to monitor in order to maintain such an exception.

Federal Income Tax Risks

Failure to qualify as a REIT would adversely affect our operations and our ability to make distributions, page 42

36. Please revise to state that you do not intend to apply for an IRS ruling, if true.

Estimated Use of Proceeds, page 45

37. Supplementally, please tell us why you included the lower-end range estimate for acquisition and advisory fees at 1.8% and acquisition expenses at 0.5% when your footnote disclosure included these fees reaching percentages of up to 2.0% and 6.0%, respectively.

38. We note your disclosure in footnote (8) stating that you do not intend to maintain working capital reserves. Therefore, please revise the working capital reserve line item in the table to designate $0 and 0% rather than "-."




Management
General, page 47

39. In connection with paragraph 3, you describe the length of terms for your directors. Please revise to disclose the term of duration for your executive officers.

Committees of the Board of Directors, page 48

40. Where appropriate, please designate those members of your compensation and audit committees. We note that it appears your audit committee may consist of two independent directors. If so, please revise to state your policy should there be a tie-vote of the audit committee between the two designated independent directors.

Executive Officers and Directors, page 49

41. Please revise the business experience summary of Mr. Blair
Koblenz to describe the business of Cole Equities and CHC Partners and the date of formation for Cole REIT I.

Compensation of Directors, page 50

42. Please revise to include a summary compensation table updated as of December 31, 2004.

The Advisor, page 55

The Advisory Agreement, pages 56-57

43. We note the eleventh and thirteenth bullet points on page 57 specifying that your Advisor will prepare all reports to stockholders, other investors and those required by the Securities and Exchange Commission. Please confirm that your designated principal executive and financial officers will participate in the preparation and review of these reports.

44. We note your disclosure that the Advisor has informed you that while it expects to engage in other business ventures and not dedicate its resources exclusively to your business, it will devote sufficient resources to discharge its obligations. Please disclose your Advisor`s current number of full-time and part-time employees.

Investment Objectives and Policies, page 71

45. Please describe your policy with respect to issuing senior securities and offering securities in exchange for property.
Refer
to Item 12(a) and (g) of Form S-11.

Acquisition and Investment Policies, page 71

46. Please revise to quantify any criteria that will be used in evaluating properties. We note your list of closing conditions on page 75.
Other Possible Investments, page 74

47. Please discuss whether you will invest in persons engaged in real estate activities. For guidance, refer to Item 13(c) of Form S-
11.

Investment Decisions, page 74

48. We note the list of factors that your advisor will consider. Please revise to quantify the criteria to be used in evaluating leases. Similarly, please revise to quantify the criteria that will be used in evaluating mortgage loans, as discussed on pages 78-79.

Tenant-in-Common Program, page 81

49. Supplementally, please tell us the exemption from registration that a Cole Exchange LLC will rely upon for the private placement of tenant-in-common interests.

Plan of Operation, page 85

50. Revise to eliminate all references to the PSLRA of 1995. As an
IPO, you are ineligible to invoke the safe harbors provided by either
Section 21E of the Securities Act or 27A of the Exchange Act.

Liquidity and Capital Resources, page 86

51. Please revise to specifically address your liquidity needs on both a short-term and long-term basis.

52. Please revise the third full paragraph of this section to clarify
that you do not currently have a credit facility or other third party
source of liquidity.   To the extent you are unable to secure a
facility, consider disclosing whether you will be dependent upon this offering alone and future income from operations in order to meet your long-term liquidity needs.

Prior Performance Summary
Prior Investment Programs, page 87

53. When practical, please revise to update your prior performance disclosure as of December 31, 2004.

54. Please revise to name the subsidiary of Cole Capital Advisors named three times on page 88.

55. Revise the first paragraph to define investment grade tenants clarifying whether you will apply the same standard of investment grade to the present offering.


Summary Information, page 87

56. Please revise to list the other seventeen states or geographic areas of the other programs beyond the twenty-two properties located in the Phoenix metropolitan area.

57. We note your disclosure on page 89 regarding adverse business developments. Please revise to include a subcaption identifying this disclosure and confirm that you have included all material adverse business developments. Refer to Item 8.A.2. of Guide 5. In your description you note what appears to be three examples: Cole Santa Fe
Investors, LP; Cole Southwest Opportunity Fund and Phoenix
Properties.

Federal Income Tax Considerations, page 90

58. Please note that we may have further comments after we review the tax opinion.

Summary of Dividend Reinvestment Plan, page 122

59. We note that in the last paragraph on page 122 prior to the bullet points you state that shareholders may reinvest their cash dividends in subsequent Cole-sponsored programs. Please tell us whether you intend to offer the shares issued by a subsequent Cole-sponsored program to all existing Cole Credit Property Trust II stockholders.

The Operating Partnership Agreement, page 125

60. Please revise to discuss amendment and termination provisions.

Plan of Distribution, page 128

61. Please revise to include the new underwriter information required by Item 508(b) of Regulation S-K.

62. Please revise to discuss the dividend reinvestment plan.
Refer
to Item 508(c)(1) of Regulation S-K.

Where you can find more information, page 136

63. Please revise the second paragraph of this section that qualifies any references to contracts or other documents in the prospectus as not complete. Rule 411(a) permits this type of qualification or incorporation by reference only where a summary of a document is required to be included in the prospectus.





Financial Statements and Notes
Note 1. Organization, page F-6
64. Please tell us and consider disclosing your accounting policy for organization and offering expenses.

Prior Performance Tables
Table II, page A-11
65. Please tell us and disclose the nature of the prior real estate programs you aggregated under the `20 Other Programs` column. Do they have different investment objectives from yours? Also, explain to us why these programs are not presented in Table I and III.

66. Please revise to identify what you have included under "Other."
Refer to Table II in Appendix II of Guide 5.

Table V.  Results of Sales or Disposals of Properties

67. Please revise to include the footnote information described in Footnotes 1-5 of Table V in Appendix II of Guide 5.

Part II

Item 31. Other Expenses of Issuance and Distribution, page II-1

68. Please revise to complete this table of expenses. If the amounts of any items are not known, estimates, identified as such, shall be given. Refer to the Instruction to Item 511 of Regulation S-K.

Item 33. Recent Sales of Unregistered Securities, page II-1

69. Please revise to include the underlying facts for this section that you believe afford you the 4(2) exemption from registration, including the date of the transaction. Refer to Item 701(d) of Regulation S-K.

Exhibits

70. Please file all remaining exhibits, including the legal and tax opinions of Venable LLP and Morris, Manning & Martin LLP. We note your disclosure on page 90 that Morris, Manning & Martin LLP has given you an opinion that you qualify as a REIT. If you are not prepared to file your legal opinions with the next amendment, please provide draft copies for us to review. We will need adequate time to review the exhibits once filed and may have further comment.


* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.



      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Andrew Mew at (202) 942-2913 or Accounting Branch Chief, Kathleen Collins, at (202) 942-2814 if you have questions regarding comments on the financial statements and related matters.  Please contact Neil Miller at (202) 942-1851 or me at
(202)
942-2987 with any other questions.




Sincerely,



Peggy Y. Kim
Senior Counsel


cc:	Rosemarie A. Thurston, Esq. (via facsimile)
	Lauren Burnham Prevost, Esq.
	Morris, Manning & Martin, LLP



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Cole Credit Property Trust II, Inc.
January 7, 2005
Page 1